

December 20, 2022

Lisa Blackwood-Kapral
Chief Accounting Officer
Lyft, Inc.
185 Berry Street
Suite 5000
San Francisco, CA 94107

>   **Re: Lyft, Inc.**
>   **Form 10-K/A for the Fiscal Year Ended December 31, 2021**
>   **Filed April 29, 2022**
>   **File No. 001-38846**

Dear Lisa Blackwood-Kapral:

We have reviewed your September 16, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 12, 2022 letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2021

Critical Accounting Policies and Estimates
Revenue Recognition, page 60

1. We note your response to prior comment 5 that the company generally uses a threshold of above 85% when considering the use of "substantially all" in your disclosure. As this could imply that revenue from licensing and data access agreements could be material, please state in future filings that the amount generated from these agreements is not material, if still applicable. Additionally, please note that if the related revenue continues to materially contribute to changes in total revenue between periods, it should be cited and quantified in your results of operations discussion.

<u>Non-GAAP Financial Measures, page 68</u>

2.   We note your response to prior comment 6. Please confirm you will present gross profit and gross margin with equal or greater prominence when presenting contribution and contribution margin in future filings.

<u>Reconciliation of Non-GAAP Financial Measures, page 71</u>

3.   We note your response to prior comment 7. We believe that the adjustment "Changes to the liabilities for insurance required by regulatory agencies attributable to historical periods" to arrive at the non-GAAP financial measures Contribution and Adjusted EBITDA is inconsistent with the guidance in Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Please revise your presentation to exclude this adjustment in your calculation of any non-GAAP financial measures presented in accordance with Item 10(e) of Regulation S-K or Regulation G.

4.   Your response to prior comment 8 states that you may consider future opportunities to transfer or reinsure legacy risk depending the underlying market factors. We note that as the occurrence of such transactions increase, these types of expenses may be viewed as normal, recurring cash operating expenses necessary to operate the business. As such, the company should consider the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations when determining whether to include non-GAAP adjustments related to any future transactions that transfer or reinsure legacy insurance liabilities in any non-GAAP financial measure presented in accordance with Item 10(e) of Regulation S-K or Regulation G. Please confirm that the Company will reevaluate for future transactions whether such non-GAAP adjustment would be consistent with the non-GAAP rules, regulations and guidance.

    You may contact Robert Shapiro at 202-551-3273 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services